

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 19, 2017

By E-Mail

David C. Karp, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: Qualcomm Incorporated**
> **Preliminary Proxy Statement filed by Broadcom Limited and Broadcom
>   Corporation**
> **Filed on December 11, 2017**
> **File No. 000-19528**
>
> **Forms 425**
> **Filed on December 4, 7, and 11, 2017 by Broadcom Limited and Broadcom
>   Corporation**
> **File No. 000-19528**

Dear Mr. Karp:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1. We note that you refer security holders to the company's proxy statement for certain specified disclosure. You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the

distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide characterize the disclosure "…a vote "For" each of the Broadcom nominees will send a clear and strong message to the Qualcomm board that it should give proper consideration to our proposal…" (Important, page iv; similar language under the caption "Reasons to vote for Broadcom nominees and bylaw proposal") as your opinions or beliefs.

Information Regarding the Broadcom Nominees, page 13

3.   Please provide a business address for each of your nominees. See Item 5(b)(1)(i) of Schedule 14A.

Form 425 filed December 4, 2017

4.   Please provide us support for the following statements:

- "We have heard from many Qualcomm stockholders who have expressed their desire for Qualcomm to engage with us."

- "…having had initial meetings with certain relevant antitrust authorities, remain confident that any regulatory requirements necessary to complete a combination will be met in a timely manner."

5.   We note your disclosure that **"**The nominations give Qualcomm stockholders an opportunity to voice their disappointment with Qualcomm's directors and their refusal to engage in discussions with us." What is your basis to assert that Qualcomm's shareholders are disappointed in how the Qualcomm board has handled your approach?

6.   We note your disclosure that "In light of the significant value our proposal provides for Qualcomm stockholders…" Provide support for your opinion that your proposal provides significant value for Qualcomm security holders.

7.   Your disclosure that you "…believe Qualcomm stockholders would be better served by new independent, highly qualified nominees who are committed to maximizing value and acting in the best interests of Qualcomm stockholders" suggests that the current board has not sought to maximize value and act in the best interests of Qualcomm security holders. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Forms 425 filed December 7 and 11, 2017

8.   We note your disclosure on each of these dates that you "continue to receive positive feedback from stockholders and customers." Please provide us support for your disclosure on each date.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions